EXHIBIT (12)


     COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
 EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND
                          REQUIREMENTS


                                                     Twelve
                                                  Months Ended
                                                    March 31,
                                                      1997
Income before provision for income taxes and        $49,136,803
fixed charges (Note A)

Fixed charges:
Interest on first mortgage bonds                    $14,461,254
Amortization of debt discount and expense less          872,775
premium
Interest on short-term debt                             623,279
Other interest                                          307,836
Rental expense representative of an interest            143,931
factor (Note B)

Total fixed charges                                  16,409,075

Preferred stock dividend requirements:
Preferred stock dividend requirements not             2,338,304
deductible for tax purposes
Ratio of income before provision for incomes              1.520
taxes to net income

Nondeductible dividend requirements                   3,554,222
Deductible dividends                                     78,036

Total preferred stock dividend requirements           3,632,258

Total combined fixed charges and preferred stock    $20,041,333
dividend requirements

Ratio of earnings to fixed charges                        2.99x

Ratio of earnings to combined fixed charges and
preferred stock dividend requirements                     2.45x

<footnote>
NOTE A: For   the  purpose  of  determining  earnings  in  the
        calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B: One-third of rental expense (which approximates the interest factor).